THE SINGING MACHINE COMPANY, INC.

6301 NW 5th Way, Suite 2900

Fort Lauderdale FL 33309

(954) 596-1000

September 16, 2022

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Singing Machine Company, Inc. Withdrawal of Registration Statement on Form S-3 File No. 333-267055

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), The Singing Machine Company, Inc. (the “Company”), hereby requests the immediate withdrawal of its Registration Statement on Form S-3 (File No. 333-267055), initially filed with the Securities and Exchange Commission (“SEC”) on August 24, 2022, together with all exhibits thereto (“Registration Statement”), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter. The Company is seeking withdrawal of the Registration Statement as it does not intend to pursue the contemplated offering of the securities covered by the Registration Statement at this time. The Registration Statement has not been declared effective and no securities of the Company were sold pursuant to the Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact, Marcelle S, Balcombe, Esq. of Sichenzia Ross Ference LLP at (212) 930-9700.

Very truly yours,

The Singing Machine Company, Inc.

By:	/s/ Gary Atkinson
Gary Atkinson
Chief Executive Officer